1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 29, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) Announcement of 2011 interim results

The Board of Directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended 30 June 2011. This announcement, containing the full text of the 2011 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2011 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn.

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese name	:
	English Name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	:	CHALCO

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District,
Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Principal place of business	:	Unit 3103, 31/F, Office Tower, Convention Plaza
	in Hong Kong,		1 Harbour Road, Wanchai, Hong Kong
	Internet website	:	http://www.chalco.com.cn
	E-mail of the Company	:	IR_FAQ@chalco.com.cn

3.	Legal representative	:	Xiong Weiping
	Company (Board) Secretary	:	Liu Qiang
	Telephone	:	(8610) 8229 8103
	Fax	:	(8610) 8229 8158/8229 8090
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District,
Beijing, the PRC (Postal Code: 100082)
	Representative of the Company's	:	Shen Hui
securities affairs
	Telephone	:	(8610) 8229 8560
	Fax	:	(8610) 8229 8158
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District,
Beijing, the PRC (Postal Code: 100082)
	Department for corporate	:	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	:	(8610) 8229 8560/8229 8456/8229 8157
information and inquiry

4.	Share registrar and transfer office
	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

	A shares	:	China Securities Depository and
Clearing Corporation Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC

	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
NY 10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")
Shanghai Stock Exchange ("SSE")

	Stock name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (China)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent auditors	:	PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central, Hong Kong

PricewaterhouseCoopers Zhong Tian
CPAs Limited Company
11/F, PricewaterhouseCoopers Center,
2 Corporate Avenue
202 Hu Bin Road,
Shanghai, the PRC (Postal Code: 200021)

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to United States law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to the PRC law:
Jincheng Tongda & Neal
10/F, China World Trade Tower
Jianguomenwai Avenue,
Chaoyang District, Beijing, the PRC

The board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") announces the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended June 30, 2011. On behalf of the Board and all of its staff, the Board would like to express its gratitude to our shareholders for their attention and support to the Company.

BUSINESS REVIEW

In the first half of 2011, the global economy gradually returned to growth while in the course of adjustments. Due to the multiple effects of China's macro economic control, the debt crisis of European countries, and political turbulence in Middle East and North Africa, aluminum price saw a moderate increase amidst wide fluctuations. Internally, through cost reduction and efficiency enhancement as well as structural adjustment focusing on the deepening of operational transformation, and externally, through tapping marketing opportunities, measures to minimize impacts of unfavourable factors such as increase in fuel price, transport bottleneck and difficulties associated with financing, the Group's production and operations have achieved satisfactory results.

1.

The Group steadily implemented its operational transformation, commenced benchmark management and index optimization with continuous improvement of its production index and stability of production. As at the end of June 2011, the Group's production capacity utilization rates of alumina and aluminum were 93.4% and 96.2%, respectively. In the first half of 2011, the Group produced 5.37 million tonnes of metallurgical grade alumina, representing an increase of 8.9% over the corresponding period of the preceding year. The Group produced 1.90 million tonnes of aluminum, representing a decrease of 2.3% over the corresponding period of the preceding year. The Group produced 320,000 tonnes of aluminum fabrication products, representing an increase of 18.5% over the corresponding period of the preceding year.

2.	Through strict budget planning and management as well as strict control of expenses, the Group has achieved satisfactory results and has enhanced its capital management.

3.

By leveraging its market strengths, and through deepening of its procurement management reform by maximizing the advantages from centralized procurement and through strategic cooperation with major suppliers, the Group has endeavored to reduce its procurement costs. The Group has also continuously endeavoured to expand its market share and increased its production sales through more extensive use of its sales network.

4.

The Group continued to press ahead with the implementation of its restructuring projects, focusing on the technical reconstruction projects and construction of mining projects with low cost and high efficiency, thereby leading to a steady increase in the supply by self-owned mines. In the first half of 2011, production volume of self-owned mines reached 6.62 million tonnes, representing a 29.8% increase as compared with that of the corresponding period of the preceding year. At the same time, the Group actively created favourable conditions to expedite the commencement of its strategic transformation projects.

5.

The Group continued to promote the application of mature technology and development of key technology, which provided strong supports for the Group's structural adjustment and strategic transformation. Through promoted application of technologies such as the enhanced high efficiency Bayer technology, the newly structured electrolytic cell as well as the new cathode steel bar and magnetohydrodynamics (MHD) stability technology, the Group achieved effective energy saving and consumption reduction. A range of newly invented chemical alumina products, high-end aluminum products had not only successfully replaced imports, but had also achieved exports. The Group also realized breakthroughs in several key material technology research and development such as the newly invented alumina production technology, the highly-efficient environmental-friendly aluminum smelting technology and the development of aluminum alloy materials for automobile.

6.

The Group further stepped up its efforts in energy saving and emission reductions. In the first half of 2011, the Group witnessed a 5.41% decrease in the overall energy consumption in alumina production, a 0.31% reduction in electricity consumption for aluminum ingot production and a 8.77% decrease in the overall energy consumption for aluminum products. Given a notable increase in the output of alumina, the Group's SO2 emission volume leveled with that of the corresponding period of the preceding year and the COD emission reduced by 42% as compared with that of the corresponding period of the preceding year. The recycling rate of industrial waste water reached 94% and new mining rehabilitation area reached 475 hectares.

7.

The Group continued implementation of direct purchase of electricity. As at June 30, 2011, one out of the nine pilot enterprises had implemented direct purchase of electricity while another enterprise implemented the pricing method for electricity in the multi-lateral trading market during certain period. Direct purchase of electricity for the remaining enterprises is underway.

8.

The Group continued to promote exploration of overseas resources. Projects such as the Simandou iron ore mining project in Guinea and the hydropower-aluminum integration project in Malaysia are being actively pursued. The resource development projects in Southeast Asia are making smooth progress.

MARKET REVIEW

ALUMINA

The flooding disaster in Australia, the resumption of production of certain aluminum plants as well as a stronger demand from aluminum plants in the Middle East, the shortage of alumina supply in the international market, coupled with the surge of the international aluminum price, had all gradually pushed up the alumina price. The FOB price of spot alumina in the international market rose from US$365 per tonne early this year to US$420 per tonne in early May, and followed by a decrease in the price of aluminum, the FOB price of spot alumina in the international market in late June decreased to approximately US$380 per tonne. The price of alumina in the domestic market witnessed rise and fall. Beset by the tight power supply, soaring electricity tariff and shortage of funds, coupled with the lower than expected re-commissioned domestic aluminum production capacities and new production capacities and together with the simultaneous launching of new alumina production capacities, there was an oversupply of domestic alumina. Hence, the spot price of alumina started to plummet since the beginning of the second quarter hitting a low spot price of RMB2,500 per tonne by the end of May, before it started to pick up again, reaching RMB2,700 per tonne in later June.

Since the beginning of the year, the global alumina operating capacity had further increased and the production capacity utilization rate hovered at high levels. By the end of June, the production capacity utilization rate of global alumina was approximately 91% while utilization rate in China was approximately 86%. In the first half of the year, the global output and consumption of alumina amounted to approximately 43.8 million tonnes and approximately 43.3 million tonnes respectively, representing an increase of 8.8% and 6.4% respectively over the corresponding period of the preceding year, respectively. China's production volume of alumina was approximately 17.48 million tonnes, representing an increase of 18.9% over the corresponding period of the preceding year; imported alumina was approximately 1.01 million tonnes, representing a decrease of 57% over the corresponding period of the preceding year; demand for alumina reached approximately 16.9 million tonnes, representing an increase of 4.6% over the corresponding period of the preceding year.

PRIMARY ALUMINUM

The second round of quantitative monetary easing policy of the United States led to a continuous rise of global liquidity and a continuously weakening US dollar. Combined with the impacts of the debt crisis in Europe and political crisis in the Middle East, energy prices soared. In the first half of the year, the aluminum price tumbled upwards, hitting a record high in early May, then followed by an adjustment. The three-month aluminum futures price on London Metal Exchange (LME) reached a record of US$2,797 per tonne while the three-month aluminum futures price on Shanghai Futures Exchange (SHFE) hit a high of RMB17,440 per tonne. The three-month aluminum futures price on LME fluctuated between US$2,360 and US$2,800 per tonne and averaged at US$2,550 per tonne, representing an increase of 18.1% as compared with that of the corresponding period last year. In contrast, the domestic aluminum price was less buoyant than the international aluminum price. The three-month aluminum futures price on SHFE drifted between RMB16,402 and RMB17,440 per tonne and averaged at RMB16,870 per tonne, representing an increase of 2.5% over the corresponding period of the preceding year.

Since the beginning of the year, the global operation capacity of aluminum had further increased. As at the end of June 2011, the global production capacity utilization rate of aluminum was approximately 83% while the production capacity utilization rate in China was approximately 87%. During the same period, primary aluminum consumption both in China and the world had increased. In the first half of the year, the global output of primary aluminum was approximately 22.12 million tonnes, representing an increase of 5.7% over the corresponding period of the preceding year; while the global consumption of primary aluminum was approximately 21.98 million tonnes, representing an increase of 10.7% over the corresponding period of the preceding year. China's output of primary aluminum was 8.64 million tonnes, representing an increase of 5.5% over the corresponding period of the preceding year; its consumption of primary aluminum was approximately 8.9 million tonnes, representing an increase of 8.0% over the corresponding period of the preceding year.

ALUMINUM FABRICATION

Since the beginning of the year, following the commencement of China's domestic economic restructuring, a higher level of urbanization rate and upgrading of domestic consumption, the demand for fabricated aluminum products for transportation, electronics, printing, packaging and construction industries have continuously increased. Meanwhile, with the increased production capacities released by the gradual commencement of domestic aluminum fabrication projects, competition in the aluminum fabrication industry has intensified.

In the first half of 2011, the production volume of domestic aluminum fabrication products totaled approximately 11.14 million tonnes, representing a year-on-year increase of 26.7%. The annual production volume of aluminum fabrication products for the year is expected to reach 25 million tonnes. Stimulated by the economic recovery worldwide, export of aluminum fabrication products for the first half of 2011 was approximately 1.52 million tonnes, representing an increase of 45% over the corresponding period of the preceding year.

OUTLOOK AND PROSPECTS

In the second half of 2011 and notwithstanding an improving global economy, the decreased momentum of economic growth in the United States, the debt crisis in Europe and the United States as well as the impacts of China's stringent macro economic control policy to control inflation will lead to increasing uncertainties in the bulk commodity market. With the increase in demands from the new economies and the reconstruction of the post-quake Japan, the demand for aluminum will continue to increase. Restrictions on expansion of China's domestic production capacity, which will improve the supply and demand relationships, and coupled with electricity tariff hikes in China and Europe and the increasing cost of production, such factors will prop up aluminum price. The Group is prudently optimistic about the aluminum price in the second half of the year. The Group will carry out its strategic transformation steadily, further deepen its structural adjustments and its cost control with a view to lowering its cost and improving efficiency. To this end, efforts will be put on the following aspects:

1.

Refine its baseline management at all fronts, encourage operation transformation as well as expanding its scope and accelerating the establishment of its protection mechanism through stronger benchmark management. To exploit internal resources, reduce cost and bolster efficiency, make every effort to improve production and technology indicators and increase profit for stronger profitability of the Company.

2.

Continue to push forward acquisition of bauxite resources and construction of key mines to increase the security of supply of resources; strengthen the baseline management of self-owned mines to ensure a high level of production safety and operational economic efficiency.

3.

Steadily push forward strategic transformation by fastening the construction of production facilities near sources with abundant resources and energy, vigorously pushing ahead acquisition of coal resources and construction of coal bases for the integration of energy as well as development of overseas resources projects.

4.	Deepen the application of electronic procurement platform to realize the advantages of centralized procurement and develop innovative procurement management mechanism.

5.	Further realize the advantages of centralized management of sales, develop innovative marketing sales modes, expand market shares and enhance marketing efficiency.

6.

Continuously expedite technological innovation and reinforce the structural adjustment and the strategic transformation; widen the general application of mature technologies such as the newly structured electrolytic cell, increase the research and development of key technologies such as the series process to produce alumina and the large-amperage electrolytic cell to enhance the Company's profitability.

INTERIM RESULTS

The revenue of the Group for the six months ended June 30, 2011 amounted to RMB65,970 million, representing an increase of 10.36% over the corresponding period of the preceding year. The profit for the period attributable to equity holders of the Company amounted to RMB413 million. Earnings per share attributable to the equity holders of the Company was RMB0.031.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the year 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included in the interim report and other sections elsewhere.

BUSINESS SEGMENTS

The Group is principally engaged in alumina refining, primary aluminum smelting and aluminum fabrication products production and the trading of related products. The Group organizes its operations through the following business segments:

Alumina segment, which consists of mining and purchasing of bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products, aluminum alloy and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the Group's internal and external procurement and sales of alumina, primary aluminum, aluminum fabrication products, relevant metal products and raw and ancillary materials in bulk.

Headquarters and other operating segments, which mainly include headquarters management and research and development activities.

Results of Operations

The Group's net profit attributable to equity holders of the Company for the first half of 2011 was RMB413 million, representing a decrease of RMB118 million from RMB531 million for the corresponding period of the preceding year.

Revenue

The Group's revenue for the first half of 2011 was RMB65,970 million, representing an increase of RMB6,192 million or 10.36% from RMB59,778 million for the corresponding period of the preceding year. This was mainly attributable to the increase in the external selling prices and increase in the external sales volume of major products.

Cost of Sales

The Group's cost of sales was RMB61,731 million for the first half of 2011, representing an increase of RMB5,719 million or 10.21% from RMB56,012 million for the corresponding period of the preceding year. This was mainly attributable to the increase in the cost and the increase in the external sales volume of major products.

Selling and Distribution Expenses

The Group's selling and distribution expenses decreased by RMB26 million from RMB788 million to RMB762 million for the first half of 2011, representing a decrease of 3.30% as compared with that of the corresponding period of the preceding year. This was primarily attributable to the decrease in sales volume of self-produced aluminum products, as well as the reduction in transportation cost resulting from optimization and control of internal transportation within the Group's plants.

General and Administrative Expenses

The Group's general and administrative expenses decreased by RMB86 million from RMB1,341 million to RMB1,255 million for the first half of 2011, representing a decrease of 6.41% as compared with that of the corresponding period of the preceding year, which was mainly attributable to the Group's measures to reduce costs and enhance efficiency, coupled with efforts to constrain controllable expenses.

Impairment Loss on Property, Plant and Equipment

The impairment loss on property, plant and equipment of the Group for the first half of 2011 increased by RMB275 million over the corresponding period of the preceding year to RMB275 million, which was mainly attributable to the provision of RMB273 million made for asset impairment of the Aurukun project in Australia during the period.

At the end of June 2011, the Queensland State Government of Australia terminated the negotiation on the joint development of bauxite resources in Aurukun, Australia. Therefore, the carrying value of the capitalized development expenditures pertaining to the Aurukun Project was fully provided for after setting off with the relevant government subsidy. Accordingly, an impairment charge of RMB273 million was recognized.

Other Gains, Net

The Group's other gains, net was RMB103 million for the first half of 2011, representing a decrease of RMB228 million from RMB331 million for the corresponding period of the preceding year. This was mainly due to the decrease of RMB259 million in the gains from the commodity future and option contracts as well as foreign currency forward contracts of the Group.

Owing to the above major factors, the operating profit of the Group increased by RMB36 million from RMB1,957 million for the corresponding period of the preceding year to RMB1,993 million for the first half of 2011.

Finance Costs, Net

The Group's net finance costs was RMB1,492 million for the first half of 2011, representing an increase of RMB213 million or 16.65% from RMB1,279 million for the corresponding period of the preceding year. This was primarily attributable to the increase in interest expense as compared with that of the corresponding period of the preceding year as a result of the increase in the size of liabilities of the Group as compared with that of the corresponding period of the preceding year as well as the five upward adjustments in the interest rates by the State since the end of 2010.

Share of Profits of Jointly Controlled Entities and Associates

The Group's share of profits of jointly controlled entities and associates was RMB330 million for the first half of 2011, representing an increase of RMB60 million from RMB270 million for the corresponding period of the preceding year, mainly attributable to increase in profits of associates.

Income Tax

The Group's income tax expenses was RMB139 million for the first half of 2011, representing a decrease of RMB10 million from RMB149 million for the corresponding period of the preceding year. This was mainly attributable to the decrease in profit before income tax for the first half of 2011 as compared with that of the corresponding period of the preceding year.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's total revenue in the alumina segment was RMB15,058 million for the first half of 2011, representing an increase of RMB1,747 million or 13.12% from RMB13,311 million for the corresponding period of the preceding year.

The revenue from internal sales of alumina segment was RMB13,630 million for the first half of 2011, representing an increase of RMB1,146 million or 9.18% from RMB12,484 million for the corresponding period of the preceding year.

The revenue from external sales of alumina segment was RMB1,428 million for the first half of 2011, representing an increase of RMB601 million or 72.67% from RMB827 million for the corresponding period of the preceding year.

Segment Profit

The Group's total segment profit in the alumina segment decreased by RMB324 million or 47.09% from RMB688 million for the corresponding period of the preceding year to RMB364 million for the first half of 2011. This was mainly attributable to the impairment provision made for the Aurukun project in Australia as well as that the increase in product prices is less than that in costs.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's total revenue in the primary aluminum segment was RMB27,699 million for the first half of 2011, representing an increase of RMB913 million or 3.41% from RMB26,786 million for the corresponding period of the preceding year.

The revenue from internal sales of primary aluminum segment was RMB12,572 million for the first half of 2011, representing a decrease of RMB1,593 million or 11.25% from RMB14,165 million for the corresponding period of the preceding year.

The revenue from external sales of primary aluminum segment was RMB15,127 million for the first half of 2011, representing an increase of RMB2,506 million or 19.86% from RMB12,621 million for the corresponding period of the preceding year.

Segment Profit

The Group's total segment profit in the primary aluminum segment was RMB592 million for the first half of 2011, representing a decrease of RMB62 million or 9.48% from RMB654 million for the corresponding period of the preceding year. This was mainly attributable to a year-on-year decrease in production and sales volume of aluminum products of the Group.

ALUMINUM FABRICATION SEGMENT

Revenue

The Group's total revenue in the aluminum fabrication segment was RMB5,870 million for the first half of 2011, representing an increase of RMB1,141 million or 24.13% from RMB4,729 million for the corresponding period of the preceding year.

Segment Profit

The Group's total segment profit in the aluminum fabrication segment was a loss of RMB46 million for the first half of 2011, representing a decrease of RMB258 million or 84.87% in loss from the loss of RMB304 million for the corresponding period of the preceding year. This was mainly attributable to increase in its gross profit margin following the optimization of the product portfolio.

TRADING SEGMENT

Revenue

The Group's total revenue in the trading segment was RMB47,938 million for the first half of 2011, representing an increase of RMB2,162 million or 4.72% from RMB45,776 million for the corresponding period of the preceding year.

The revenue from internal sales of trading segment was RMB4,256 million for the first half of 2011, representing an increase of RMB9 million or 0.21% from RMB4,247 million for the corresponding period of the preceding year. Among which, the internal sales of products purchased from internal sources of the Group was RMB82 million, whereas the internal sales of products purchased from external sources of the Group was RMB4,174 million.

The revenue from external sales of the trading segment was RMB43,682 million for the first half of 2011, representing an increase of RMB2,152 million or 5.18% from RMB41,530 million for the corresponding period of the preceding year. Among which, the external sales of products produced by the Group and sold through the trading segment was RMB17,924 million, whereas the external sales of commodities purchased from external sources of the Group was RMB25,758 million.

Segment Profit

The Group's total segment profit in the trading segment was RMB401 million for the first half of 2011, representing an increase of RMB307 million or 326.60% from RMB94 million for the corresponding period of the preceding year. This was mainly attributable to an increase in both the scale and gross profit of trading as compared with that of the corresponding period of the preceding year.

HEADQUARTERS AND OTHER OPERATING SEGMENTS

Revenue

The Group's total revenue in headquarters and other operating segments was RMB81 million for the first half of 2011, representing a decrease of RMB111 million or 57.81% from RMB192 million for the corresponding period of the preceding year.

Segment Profit

The Group's total segment profit in headquarters and other operating segments was a loss of RMB481 million for the first half of 2011, representing an increase of RMB278 million in loss from the loss of RMB203 million for the corresponding period of the preceding year. This was mainly attributable to an increase in finance costs and a decrease in the share of profit of jointly controlled entities during the period.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2011, the Group's current assets amounted to RMB45,456 million, representing an increase of RMB4,131 million from RMB41,325 million as at the beginning of the year.

As of June 30, 2011, the Group's cash and cash equivalents amounted to RMB9,599 million, representing an increase of RMB616 million from RMB8,983 million as at the beginning of the year.

As of June 30, 2011, the Group's net inventories amounted to RMB22,326 million, representing an increase of RMB546 million from RMB21,780 million as at the beginning of the year, primarily due to the increase in work-in-progress of the Group mainly as result of commencement of production of certain production lines.

As of June 30, 2011, the Group's current liabilities amounted to RMB61,987 million, representing an increase of RMB6,253 million from RMB55,734 million as at the beginning of the year, primarily due to a net increase of approximately RMB3,518 million in short-term borrowings during the period, coupled with an increase of approximately RMB2,820 million in payables and advances from customers.

As of June 30, 2011, the current ratio of the Group was 0.73, representing a decrease of 0.01 from 0.74 as at the end of 2010. The quick ratio was 0.37, representing an increase of 0.02 from 0.35 as at the end of 2010.

Non-current Liabilities

As of June 30, 2011, the Group's non-current liabilities amounted to RMB27,910 million, representing a decrease of RMB492 million from RMB28,402 million as at the beginning of the year, mainly due to the repayment of long-term borrowings.

As of June 30, 2011, the debt to asset ratio of the Group was 60.81%, representing an increase of 1.28 percentage points as compared with 59.53% as at the end of 2010.

MEASUREMENT OF FAIR VALUE

The Group formulated procedures for measurement and disclosure of fair value in accordance with the requirements on the recognition of fair value under the relevant accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as the available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss (including derivative instruments) of the Company are accounted at fair value, others were measured at historical cost.

As of June 30, 2011, the financial assets at fair value through profit or loss held by the Group amounted to RMB20 million, of which, future contracts for primary aluminum and other commodities amounted to approximately RMB13 million, representing an increase of RMB13 million as compared with that of the end of 2010; and foreign currency forward contracts amounted to approximately RMB7 million, representing a decrease of RMB10 million as compared with that of the end of 2010. The changes represented unrealized gains on future, forward and option contracts, net. The amount of future contracts for primary aluminum and other commodities accounted for as financial liabilities at fair value through profit or loss amounted to RMB2 million, representing a decrease of RMB7 million from RMB9 million at the end of 2010. The change represented unrealized gains on future, forward and option contracts, net. The amount of changes in fair value of primary aluminum option contracts measured at fair value amounted to RMB13 million, representing unrealized gains on future, forward and option contracts, net.

PROVISION FOR INVENTORY IMPAIRMENT

On June 30, 2011 the Group conducted valuation on the net realizable value of the Company's inventories based on the estimated selling price of finished goods. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events. Upon the assessment, the provisions for inventory impairment for inventories held as of June 30, 2011 amounted to RMB94 million, representing a decrease of RMB15 million as compared with the provisions for impairment of RMB109 million at the end of 2010. This was mainly due to the provisions for inventories impairment of RMB18 million because the net realizable value of the inventories held was lower than the carrying amount at the end of the reporting period and the reversal of provision for inventories impairment of RMB33 million as a result of the use and sales of inventories for which provisions were made at the previous period.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT COMMITMENTS

For the six months ended June 30, 2011, the Group's accumulated project investment expenditures amounted to RMB4,692 million, which consisted mainly of investments in energy saving and consumption reduction, environment improvement, resources acquisition and scientific research and development, including projects such as project in relation to the phasing out of obsolete capacity and environmental protection and energy saving of Liancheng branch
(), the Zhongzhou branch's expansion of Bayer-process ore dressing project (), the Henan branch's 500,000-tonne ore possessing plant project
(), the alumina project of Shanxi Huaxing in Xing County (), the Guangxi branch's 480,000-tonne alumina capacity expansion and technological renovation project, () and the 201 technological promotion project ().

As of June 30, 2011, the Group's capital commitment for investment in fixed assets amounted to RMB29,640 million, of which those contracted but not provided for amounted to RMB3,621 million and those authorized but not contracted for amounted to RMB26,019 million.

As of June 30, 2011, the Group's investment commitment amounted to RMB1,634 million, consisted mainly of the capital contributions of RMB915 million, RMB378 million and RMB140 million to Gansu Huayang Mining Development Company Limited (), Qinghai Province Energy Development (Group) Company Limited () and Sapa Chalco Aluminum Products (Chongqing) Company Limited
(), respectively.

CASH AND CASH EQUIVALENTS

As of June 30, 2011, the Group's cash and cash equivalents amounted to RMB9,599 million, representing a net increase of RMB616 million from RMB8,983 million as at the beginning of the year, which included foreign currency deposits of RMB101.88 million, RMB1.84 million, RMB104.99 million and RMB29.56 million denominated in US dollars, Euro, Australian dollars and Hong Kong dollars, respectively.

Cash Flows from Operating Activities

In the first half of 2011, the Group's net cash inflow generated from operating activities amounted to RMB4,824 million, representing an increase of RMB1,256 million from a net inflow of RMB3,568 million for the corresponding period of the preceding year, mainly attributable the Group's vigorous efforts in cutting down the use of working capital.

Cash Flows from Investing Activities

In the first half of 2011, the Group's net cash outflow generated from investing activities amounted to RMB5,249 million, representing an increase of RMB478 million from a net outflow of RMB4,771 million for the corresponding period of the preceding year, primarily due to the increase in investment expenditure as compared with the corresponding period of the preceding year given the progress made by the Company in restructuring.

Cash Flows from Financing Activities

In the first half of 2011, net cash inflow generated from financing activities decreased by RMB3,539 million from a net inflow of RMB4,579 million for the corresponding period of the preceding year to RMB1,040 million. This was mainly attributable to the decrease in additional external debt financing for the period as compared with the corresponding period of the preceding year.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, no proceeds were utilized by the Group.

USE OF NON-PROCEEDS

(1)

The proposed investment of Shanxi Xing County's 800,000-tonne alumina project is RMB4.46 billion. By the end of June 2011, the Company had invested RMB0.34 billion in total. The project is expected to be completed and commence production by 2014, with an annual alumina production capacity of 800,000 tonnes.

(2)

The proposed investment of the Bayer process system expansion project for production lines 3 and 4 in Zhongzhou () is RMB2.87 billion. By the end of June 2011, the Company had invested RMB1.2 billion in total. The project is expected to be completed and commence production by 2011, with an annual alumina production capacity of 700,000 tonnes.

(3)

The proposed investment of Shandong branch's Bayer process alumina exploration and renovation project () is RMB0.27 billion. As at the end of June 2011, the Company had invested RMB0.19 billion in total. The project is expected to be completed and commence production by 2011, with an annual alumina production capacity of 270,000 tonnes.

(4)

The proposed investment of Guangxi branch's alumina exploration and renovation project () is RMB0.99 billion. As at the end of June 2011, the Company had invested RMB0.36 billion in total. The project is expected to be completed and commence production by 2011, with an annual alumina production capacity of 480,000 tonnes.

(5)

The proposed investment of Liancheng branch's technological renovation project, which involves the phasing out of obsolete capacity and introduction of environment protection and energy saving technologies, was RMB3.8 billion. By the end of June 2011, the Company had invested RMB2.43 billion in total. The project is expected to be completed and commence production by 2011, with an annual aluminum production capacity of 388,000 tonnes.

(6)

The energy-saving and environmental protection technology refinement project of Gansu Hualu's aluminum and carbon system. The proposed investment in the project was RMB0.73 billion. By the end of June 2011, the Company had invested RMB0.52 billion in total. The project is expected to be fully completed and commence production by 2011, with a production capacity of 70,000 tonnes of aluminum achieved in 2010.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all directors ("Directors") and supervisors ("Supervisors") of the Company were appointed for a term of three years, eligible for re-appointments after expiry of their respective terms of office. In view of the expiry of the term of office of the third session of the Board and the third session of the supervisory committee ("Supervisory Committee") of the Company upon holding of the 2009 annual general meeting, the Directors of the fourth session of the Board and the shareholder-representative Supervisors of the fourth session of the Supervisory Committee were elected at the 2009 annual general meeting held on June 22, 2010. The employee-representative Supervisor of the fourth session of the Supervisory Committee of the Company was elected by the employee-representatives of the Company's headquarters and each of its subsidiaries. Upon consideration and approval at the eleventh meeting of the fourth session of the Board held on February 23, 2011, Mr. Liu Caiming was appointed as the Company's Senior Vice President, Chief Financial Officer and a member of Executive Committee. Mr. Liu Caiming was elected as the executive Director of the fourth session of the Board of the Company in the 2010 annual general meeting held on May 31, 2011.

Upon nomination by the nomination committee of the Company, the proposal in relation to the appointment of Mr. Liu Xiangmin as the Company's Senior Vice President was considered and passed at the fifteenth meeting of the fourth session of the Board of the Company held on May 27, 2011.

Members of the fourth session of the Board and the fourth session of the Supervisory Committee are as below:

Executive Directors	:	Xiong Weiping, Luo Jianchuan,
Liu Caiming and Liu Xiangmin

Non-executive Director	:	Shi Chungui and Lv Youqing

Independent Non-executive Directors	:	Zhang Zhuoyuan, Wang Mengkui and Zhu Demiao

Supervisors	:	Ao Hong, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and senior management of the Company.

Profile of Mr. Liu Caiming

Liu Caiming, aged 48, is currently the executive Director, Senior Vice President and Chief Financial Officer of the Company. Mr. Liu was elected as the executive Director of the Company at the 2010 annual general meeting of the Company held on May 31, 2011. Mr. Liu Caiming was appointed as the Senior Vice President, Chief Financial Officer and member of Executive Committee of the Company at the eleventh meeting of the fourth session of the Board of the Company convened on February 23, 2011. Graduated from the School of Economics of Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as Deputy Head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), Deputy General Manager of China Non-ferrous Metals Construction Group Limited (), Deputy General Manager of China Non-ferrous Construction Group Limited (), Director and Deputy General Manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., Deputy General Manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., Deputy General Manager of Aluminum Corporation of China, Chairman of Yunnan Copper Industry (Group) Co., Ltd., Chairman of Chinalco Shanghai Copper Co., Ltd., Executive Director of Chinalco Kunming Copper Co., Ltd., as well as Director and President of China Copper Co., Ltd. (). Mr. Liu has also acted as titular Deputy Head of Department of Finance of Yunnan Province, director of State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province.

Profile of Mr. Liu Xiangmin

Liu Xiangmin, aged 48, is currently the executive Director and Senior Vice President of the Company. Mr. Liu was appointed as the Company's Senior Vice President at the fifteenth meeting of the fourth session of the Board convened on May 27, 2011. Mr. Liu graduated from Central South University of Technology in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has been engaged in research on non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou Branch and Vice President of the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 105,408 employees as of June 30, 2011. For the first half of 2011, the Group had paid total remuneration of approximately RMB3,051 million for its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items. In accordance with the applicable PRC regulations, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution of each plant was in the region of 20% of the employees' salary.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2011, the share capital structure of the Company was as follows:

As of June 30, 2011
				Increase/decrease
		Percentage of		of shares in
		total issued	Total number	the reporting
Name of shareholder	Nature of shareholder	shares	of shares held	period	Note
		(%)

Chinalco#	State-owned	38.56	5,214,407,195
HKSCC Nominees Limited	Overseas legal person	29.03	3,926,110,779	Decreased by
				796,858
China Cinda Asset	State-owned	5.92	800,759,074
Management Co., Ltd.
China Construction	State-owned legal person	5.08	686,895,697	Decreased by
Bank Corporation				22,477,439
Guokai Financial	State-owned legal person	3.14	425,168,145	Decreased by
Limited Company				690,000
Baotou Aluminum	State-owned legal person	2.59	350,237,795	Decreased by
(Group) Co., Ltd.				980,000
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482
Guizhou Provincial Materials	State-owned legal person	0.51	69,149,065	Decreased by	49,200,000
Development and Investment				2,490,935	(pledged)
Corporation
ICBC - Shanghai 50 ETF Index	Domestic non	0.15	20,054,837	Increased by
Securities Investment Fund	state-owned legal person			3,387,585
Bank of China - Harvest	Domestic non
Shanghai and Shenzhen	state-owned legal person	0.11	15,141,217	Increased by
300 Index Securities				4,157,400
Investment Fund

Note 1:	These are subsidiaries of Chinalco.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as at June 30, 2011, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Percentage in
				the relevant class	Percentage in
Name of substantial	Class of	Number of		of issued	total share
Shareholder	shares	shares held	Capacity	share capital	capital in issue

Chinalco	A Shares	5,655,377,299(L)	Beneficial owner and	59.04%(L)	41.82%(L)
		(Note 1)	interests of controlled
corporations

China Cinda Asset Management	A Shares	800,759,074(L)	Beneficial owner	8.36%(L)	5.92%(L)
Co., Ltd.

China Construction Bank	A Shares	686,895,697(L)	Beneficial owner	7.17%(L)	5.08%(L)
Corporation Limited

Templeton Asset Management Ltd.	H Shares	865,642,475(L)	Investment manager	21.95%(L)	6.4%(L)

JPMorgan Chase & Co.	H Shares	354,985,311(L)	Beneficial owner,	9.00%(L)	2.62%(L)
		23,251,326(S)	investment manager and	0.59%(S)	0.17%(S)
		88,902,246(P)	custodian- corporation/	2.25%(P)	0.66%(P)
		(Note 2)	approved lending agent

Blackrock, Inc.	H Shares	286,920,274(L)	Interests of controlled	7.28%(L)	2.12%(L)
		43,954,183(S)	corporations	1.11%(S)	0.32%(S)
(Note 3)

Morgan Stanley	H Shares	230,446,250(L)	Interests of controlled	5.84%(L)	1.70%(L)
		210,257,885(S)	corporations	5.33%(S)	1.55%(S)
(Note 4)

Credit Suisse Group AG	H Shares	211,598,572(L)	Interests of controlled	5.37%(L)	1.56%(L)
		188,336,911(S)	corporations	4.78%(S)	1.39%(S)
(Note 5)

J.P. Morgan Fleming Asset	H Shares	249,024,000(L)	Investment manager	9.06%	1.84%
Management Holdings Inc.

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

(P)	The letter "P" denotes interests in a lending pool.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 440,970,104 A shares held by various controlled corporations which are subsidiaries of Chinalco, comprising 350,237,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.

Among the aggregate interests in the long position of H shares, 35,149,065 H shares were held as beneficial owner, 230,934,000 H shares were held as investment manager and 87,902,246 H shares were held as custodian corporation/approved lending agent.

The aggregate interests in the short position of H shares were held as beneficial owner.

Among the aggregate interests in the long position of H shares, 3,257,999 H shares were derivative interests.

Among the aggregate interests in the short position of H shares, 1,081,426 H shares were derivative interests.

3.	These interests were held directly by various corporations controlled by Blackrock, Inc..

Among the aggregate interests in the long position in H shares, 6,213,651 H shares were derivative interests.

4.	These interests were held directly by various corporations controlled by Morgan Stanley.

5.	These interests were held directly by various corporations controlled by Credit Suisse Group AG.

Among the aggregate interests in the long position in H shares, 41,913,372 H shares were derivative interests.

Among the aggregate interests in the short position in H shares, 43,551,675 H shares were derivative interests.

Save as disclosed above and so far as the Directors are aware, as of June 30, 2011, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE CAPITAL

On January 4, 2011, the trading moratorium of 5,649,217,045 A shares of the Company was uplifted and all shares of the Company became listed tradable shares thereafter.

APPROVAL OF CHANGES IN SHAREHOLDINGS

Not applicable.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

On June 30, 2011, the Company had 588,201 shareholders (including 587,324 holders of A shares and 877 holders (registered shareholders) of H shares).

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Unit:shares

				Increase/decrease
		Percentage of		of shares in
		total issued	Total number	the reporting
Name of shareholder	Nature of shareholder	shares	of shares held	period	Note
		(%)

Chinalco#	State-owned	38.56	5,214,407,195
HKSCC Nominees Limited	Overseas legal person	29.03	3,926,110,779	Decreased by
				796,858
China Cinda Asset	State-owned	5.92	800,759,074
Management Co., Ltd.
China Construction	State-owned legal person	5.08	686,895,697	Decreased by
Bank Corporation				22,477,439
Guokai Financial	State-owned legal person	3.14	425,168,145	Decreased by
Limited Company				690,000
Baotou Aluminum	State-owned legal person	2.59	350,237,795	Decreased by
(Group) Co., Ltd.				980,000
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482
Guizhou Provincial Materials	State-owned legal person	0.51	69,149,065	Decreased by	49,200,000
Development and Investment				2,490,935	(pledged)
Corporation
ICBC - Shanghai 50 ETF Index	Domestic non	0.15	20,054,837	Increased by
Securities Investment Fund	state-owned legal person			3,387,585
Bank of China - Harvest	Domestic non
Shanghai and Shenzhen	state-owned legal person	0.11	15,141,217	Increased by
300 Index Securities				4,157,400
Investment Fund

#	This figure does not include the A shares indirectly held by Chinalco through its subsidiaries.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of June 30, 2011, none of the Directors, Chief Executive, President or Supervisors and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. For the six months ended June 30, 2011, none of the Directors, Chief Executive, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any of their shares.

PLEDGE OF GROUP ASSETS

As of June 30, 2011, the Group pledged assets with carrying value amounting to RMB1,438 million, including property, plant and equipment, land use rights and inventories, for bank loans.

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As of June 30, 2011, the balance of external guarantees provided by the Company aggregated to RMB670,000,000, details of which are set out as follows:

As at the date of this report, the Company provided a joint liability guarantee in favor of Shanxi Huaze Aluminum and Power Co., Ltd. ("Shanxi Huaze") for an outstanding amount of RMB670,000,000. In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Sub-branch entered into a Guarantee Contract, whereby the Company provided a several responsibility guarantee for the loan of RMB1,120,000,000 made to Shanxi Huaze, a controlling subsidiary of the Company. The guarantee would expire two years after the expiry of the debt performance period under the principal contract.

Upon consideration at the 2010 annual general meeting convened on May 31, 2011, the proposal was approved that the granting of counter guarantee to Aluminum Corporation of China in respect of the guarantee provided in favor of Rio Tinto plc ("Rio Tinto") by Aluminum Corporation of China in relation to the Simandou iron ore project in Guinea. Please refer to the announcements of the Company dated March 21, and June 1, 2011 for details of the matter.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the roles of Chairman and CEO being performed by the same person, such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, except for the roles of Chairman and CEO being performed by the same person, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange. The Board is of the view that the arrangement that the roles of Chairman and CEO being performed by the same person enables better coordination between the Board and the management, which is beneficial for the long term development of the Company's business.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For the purpose of clarification, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Companies" in Appendix 10 of the Hong Kong Listing Rules. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. All Directors, Supervisors and Relevant Employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2011.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial report of the Company, review the appointment of independent auditor, approve the auditing and provide audit-related services as well as monitoring over the internal financial reporting process and management policies of the Company.

The Audit Committee of the fourth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is the Chairman of the Committee.

The Audit Committee and the management have reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited condensed consolidated interim financial information for the six months ended June 30, 2011.

In the first half of 2011, the Audit Committee convened four meetings in total, including the fifth meeting of Audit Committee of the fourth session of the Board held on January 10, 2011, at which the proposal in relation to the transfer of 5% equity interest of China Aluminum International Engineering Corporation Limited
() held by China Aluminum International Trading Co., Ltd. () ("CIT") was considered; the sixth meeting of the Audit Committee of the fourth session of the Board held on February 25, 2011, at which thirteen proposals including the 2010 Financial Report were considered; the seventh meeting of the Audit Committee of the fourth session of the Board held on April 8, 2011, at which the proposal on the Work Plan for Implementation of Internal Control Standardization for 2011 () of the Company for submission with Beijing Bureau of China Securities Regulatory Commission was considered; and the eighth meeting of the Audit Committee of the fourth session of the Board held on April 20, 2011, at which three proposals including the 2011 First Quarterly Financial Report were considered.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China ("Securities Law"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and duly performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. In addition, except that the roles of Chairman and CEO are being performed by the same person, the Company has strictly complied with the Hong Kong Listing Rules in relation to corporate governance.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau and Shanghai Stock Exchange. Through operation compliance and strict self-regulations, the Company will continuously improve its various corporate governance measures to further enhance its corporate governance and internal control system. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistency, stability and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, staff, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2.	ASSETS TRANSACTIONS

The Group, by way of public bidding, acquired a 9.5% equity interest in China Aluminum International Trading Company Limited from China Aluminum Development Limited ("CAD"), a wholly-owned subsidiary of Chinalco at the price of RMB115 million. Pursuant to the acquisition agreement, CAD is entitled to the profit generated by CIT between the agreed valuation benchmark dates and respective effective acquisition dates. Accordingly, the Company is required to pay to CAD an additional RMB45 million. For details, please refer to the announcement of the Company dated March 17, 2011 as well as the Announcement of the Resolutions Passed at the Annual General Meeting dated May 31, 2011.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2010

The final dividend distribution proposal for 2010 of the Company had been considered and approved at the general meeting held on May 31, 2011. Based on a total number of issued shares of 13,524.49 million shares as of December 31, 2010, the Company distributed cash dividend of RMB0.0114 per share (tax inclusive) to all shareholders and the distribution had been completed on July 27, 2011.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation and arbitration during the reporting period.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transaction related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and related parties was approximately RMB9,553 million, of which purchase transactions amounted to RMB3,525 million and sales transactions amounted to RMB6,028 million (including product sales and service provision).

All the above connected transactions occurred during the reporting period have been conducted under the relevant agreements which have been announced. Continuing connected transactions of the Group were mainly transactions between the Company and Chinalco.

Connected transactions as a result of acquisition and disposal of assets

The Group, by way of public bidding, acquired 9.5% equity interest of CIT held by CAD. Please refer to the disclosure in "Assets Transactions" of "Significant Events".

6.	PERFORMANCE OF UNDERTAKINGS

The undertakings during or subsisting in the reporting period made by Chinalco are as follows:

During the A share issue, Chinalco undertook to sell to the Company the pseudo-boehmite business within a certain period of time following the listing of the Company's A shares.

In respect of the above matters, Chinalco's performance of the undertakings is as follows:

Both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, the revenue from this segment made up an insignificant portion of the Company's revenue and the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant were different, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited. Up to the date of this report, since various aspects of Chinalco's pseudo-boehmite business, including profitability and property titles have yet to fulfill the qualifications for injection to the Company, the Company will acquire such business when the conditions become mature.

Apart from the non-performance of the undertaking in relation to injection of the pseudo-boehmite business due to objective factors, other undertakings of Chinalco have been performed.

7.	OTHER SIGNIFICANT EVENTS

Impact of Aurukun Project on the Results of the Company

For reason of not being economically viable, the Development Agreement entered into between the Company and the Queensland State Government was terminated automatically upon its expiry on June 30, 2010. Both parties continued to explore other possible ways for the development of the bauxite resources in Aurukun. At the end of June 2011, the Queensland State Government terminated such further discussion. Pursuant to the relevant accounting standard requirements, the Company made impairment provision during this reporting period for relevant expenditure incurred from the development of such project based on its subsequent estimation on the recoverable amount of Aurukun Project. Please refer to the announcements of the Company dated July 1, 2011 and July 26, 2011 as well as the section headed "Management's Discussion and Analysis on Financial Positions and Results of Operations" in this report for details.

Progress of the Simandou Project in Guinea

The Company entered into a Joint Development Agreement with Rio Tinto on July 29, 2010 for the development of the Simandou Iron Ore Project. On April 22, 2011, Rio Tinto and the Government of Guinea signed a settlement agreement. The Company is proceeding with the project. Please refer to the announcements of the Company dated July 29, 2010 and April 26, 2011 for details.

Non-public Offering of A shares

On January 30, 2011, the resolution for the proposed non-public offering of A shares to no more than ten target investors was approved at the tenth meeting of the fourth session of the Board of the Company, under which no more than one billion RMB denominated ordinary shares (A shares) would be issued. The proposal was considered and approved by the shareholders at the 2nd Extraordinary General Meeting for 2011, 1st Class Meeting for Holders of A Shares for 2011 and 1st Class Meeting for Holders of H Shares for 2011 held on April 14, 2011. On April 15, 2011, the Company submitted the application materials to China Securities Regulatory Commission for its non-public offering. On August 15, 2011, the Listing Committee of the China Securities Regulatory Commission conditionally approved the Company's application for non-public offering of A shares. Please refer to the announcements of the Company dated January 30, 2011, April 15, 2011 and August 15, 2011 for details.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of June 30, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

		June 30,	December 31,
	Note	2011	2010

ASSETS

Non-current assets
Intangible assets	6	3,938,528	3,033,875
Property, plant and equipment	6	91,254,120	90,778,672
Non-current assets held for sale		-	40,965
Land use rights and leasehold land		2,285,825	2,180,946
Investments in jointly controlled entities	7	1,006,189	990,568
Investments in associates	7	1,946,449	1,212,608
Available-for-sale financial assets		44,878	44,878
Deferred income tax assets		1,391,376	1,410,781
Other non-current assets		503,767	304,199

		102,371,132	99,997,492

Current assets
Non-current assets held for sale		621,705	621,705
Inventories		22,325,890	21,780,047
Trade and notes receivable	8	4,041,498	3,269,973
Other current assets		7,988,942	6,139,969
Financial assets at fair value through profit or loss		19,970	17,208
Restricted cash and time deposits		858,897	512,935
Cash and cash equivalents		9,598,989	8,982,710

		45,455,891	41,324,547

Total assets		147,827,023	141,322,039

EQUITY

Equity attributable to equity holders of the Company
Share capital		13,524,488	13,524,488
Other reserves		19,562,566	19,553,623
Retained earnings		18,761,409	18,502,681

		51,848,463	51,580,792
Non-controlling interests		6,081,388	5,606,063

Total equity		57,929,851	57,186,855

LIABILITIES

Non-current liabilities
Borrowings	9	27,234,721	27,723,867
Other non-current liabilities		675,105	677,770

		27,909,826	28,401,637

Current liabilities
Financial liabilities at fair value through profit or loss		8,415	8,559
Borrowings	9	45,237,834	41,719,869
Other payables and accrued expenses		7,180,424	7,533,069
Trade and notes payable	10	9,533,309	6,376,342
Current income tax liabilities		27,364	95,708

		61,987,346	55,733,547

Total liabilities		89,897,172	84,135,184

Total equity and liabilities		147,827,023	141,322,039

Net current liabilities		(16,531,455)	(14,409,000)

Total assets less current liabilities		85,839,677	85,588,492

The accompanying notes are an integral part of this financial information.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months
ended June 30,
	Note	2011	2010

Revenue	5	65,969,749	59,778,469
Cost of sales		(61,730,772)	(56,011,650)

Gross profit		4,238,977	3,766,819

Selling and distribution expenses	11	(761,507)	(788,082)
General and administrative expenses	12	(1,254,937)	(1,340,874)
Research and development expenses		(77,285)	(79,080)
Impairment loss on property, plant and equipment	6	(275,225)	-
Other income	13	19,512	67,293
Other gains, net	13	103,175	330,620

Operating profit		1,992,710	1,956,696

Finance income	14	59,019	42,337
Finance costs	14	(1,550,555)	(1,321,182)
Share of profit of jointly controlled entities	7	67,373	160,542
Share of profit of associates	7	262,464	109,476

Profit before income tax		831,011	947,869

Income tax expense	15	(139,180)	(148,897)

Profit for the period		691,831	798,972

Other comprehensive loss, net of tax:
Reclassification of cumulated fair value changes on
available-for-sale financial assets upon disposal		-	(1,155)
Currency translation differences		(15,674)	(44,584)

Total other comprehensive loss for the period, net of tax		(15,674)	(45,739)

Total comprehensive income for the period		676,157	753,233

Profit for the period attributable to:
Equity holders of the Company		412,580	530,595
Non-controlling interests		279,251	268,377

		691,831	798,972

Total comprehensive income for the period
attributable to:
Equity holders of the Company		396,906	485,297
Non-controlling interests		279,251	267,936

		676,157	753,233

Basic and diluted earnings per share for profit
attributable to the equity holders of the Company
(expressed in RMB per share)	16	RMB0.031	RMB0.039

The accompanying notes are an integral part of this financial information.

For the six months
ended June 30,
	Note	2011	2010

Dividends	17	-	-

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the six months ended June 30, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves

			Other	Statutory		Currency	Investment
	Share	Share	capital	surplus	Special	translation	revaluation	Retained
	capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total

Balance as of January 1, 2010	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Comprehensive income/(loss):
Profit for the period	-	-	-	-	-	-	-	530,595	530,595	268,377	798,972

Other comprehensive (loss)/income:
Reclassification of cumulated fair value
changes on available-for-sale financial
assets upon disposal - gross	-	-	-	-	-	-	(842)	-	(842)	(519)	(1,361)
Reclassification of cumulated fair value
changes on available-for-sale financial
assets upon disposal - tax effect	-	-	-	-	-	-	128	-	128	78	206
Currency translation differences	-	-	-	-	-	(44,584)	-	-	(44,584)	-	(44,584)

Total other comprehensive loss	-	-	-	-	-	(44,584)	(714)	-	(45,298)	(441)	(45,739)

Total comprehensive (loss)/income	-	-	-	-	-	(44,584)	(714)	530,595	485,297	267,936	753,233

Transactions with owners:
Release of deferred government grants	-	-	6,339	-	-	-	-	-	6,339	1,443	7,782
Acquisition of non-controlling interests	-	290	-	-	-	-	-	-	290	(290)	-
Capital injection from non-controlling
shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	183,700	183,700
Other appropriations	-	-	-	-	17,379	-	-	-	17,379	-	17,379
Share of reserve of an associate	-	-	-	-	(764)	-	-	-	(764)	(1,833)	(2,597)
Dividend relating to 2009	-	-	-	-	-	-	-	-	-	(79,011)	(79,011)

Total transactions with owners	-	290	6,339	-	16,615	-	-	-	23,244	104,009	127,253

Balance as of June 30, 2010	13,524,488	12,849,175	438,939	5,799,232	73,362	(99,510)	-	18,323,593	50,909,279	5,552,364	56,461,643

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves

			Other	Statutory		Currency
	Share	Share	capital	surplus	Special	translation	Retained
	capital	premium	reserves	reserve	reserve	differences	earnings	Total

Balance as of January 1, 2011	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	18,502,681	51,580,792	5,606,063	57,186,855

Comprehensive income/(loss):
Profit for the period	-	-	-	-	-	-	412,580	412,580	279,251	691,831

Other comprehensive loss:
Currency translation differences	-	-	-	-	-	(15,674)	-	(15,674)	-	(15,674)

Total other comprehensive loss	-	-	-	-	-	(15,674)	-	(15,674)	-	(15,674)

Total comprehensive (loss)/income	-	-	-	-	-	(15,674)	412,580	396,906	279,251	676,157

Transactions with owners:
Release of deferred government grants	-	-	526	-	-	-	-	526	-	526
Acquisition of non-controlling interests	-	(790)	-	-	-	-	-	(790)	(159,480)	(160,270)
Acquisition of assets (Note 6(a))	-	-	-	-	-	-	-	-	413,521	413,521
Other appropriations	-	-	-	-	18,711	-	-	18,711	178	18,889
Share of reserve of associates	-	-	-	-	6,170	-	-	6,170	7,707	13,877
Dividend relating to 2010	-	-	-	-	-	-	(153,852)	(153,852)	(65,852)	(219,704)

Total transactions with owners	-	(790)	526	-	24,881	-	(153,852)	(129,235)	196,074	66,839

Balance as of June 30, 2011	13,524,488	12,846,729	780,587	5,867,557	97,460	(29,767)	18,761,409	51,848,463	6,081,388	57,929,851

The accompanying notes are an integral part of this financial information.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months
ended June 30,
	Note	2011	2010

Net cash generated from operating activities		4,824,444	3,568,102

Cash flows used in investing activities
Purchases of intangible assets	6	(107,739)	(4,202)
Purchases of property, plant and equipment	6	(4,531,481)	(4,068,135)
Purchases of land use rights and leasehold land		(136,428)	-
Proceeds from disposal of property, plant and equipment	6	48,376	73,881
Purchases of other non-current assets		(176,353)	(21,021)
Increase in restricted cash		(30,000)	-
Investment in jointly controlled entities	7	-	(71,325)
Investment in associates	7	(412,465)	(572,409)
Payment of consideration for acquisition of non-controlling interests		(85,429)	-
Payment of consideration in relation to acquisitions of subsidiaries in previous periods		-	(4,965)
Dividend received		101,441	-
Interest received		750	3,196
Proceeds from settlement of future and option contracts, net		52,131	147,635
Deposit for investment projects		(111,037)	(584,166)
Refund of deposit for an investment project		-	250,000
Asset related government grants received		109,850	78,698
Others		29,057	1,520

Net cash used in investing activities		(5,249,327)	(4,771,293)

Cash flows generated from financing activities

Proceeds from issuance of short-term bonds, net of issuance costs		4,985,000	10,268,800
Repayments of medium-term notes and short-term bonds		(15,300,000)	-
Drawdown of short-term and long-term loans		33,264,103	16,801,969
Repayments of short-term and long-term loans		(19,812,845)	(20,954,637)
Repayments of shareholder's loans		-	(15,000)
Capital injection from non-controlling interests		-	183,700
Dividends paid by subsidiaries to non-controlling interests		(46,160)	(89,803)
Interest paid		(2,049,645)	(1,615,900)

Net cash generated from financing activities		1,040,453	4,579,129

Net increase in cash and cash equivalents		615,570	3,375,938
Cash and cash equivalents at beginning of the period		8,982,710	7,401,410
Exchange gain/(loss) on cash and cash equivalents		709	(30,410)

Cash and cash equivalents at end of the period		9,598,989	10,746,938

The accompanying notes are an integral part of this financial information.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
For the six months ended June 30, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and trading of non-ferrous metal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

This condensed consolidated interim financial information is presented in Chinese Renminbi ("RMB") unless otherwise stated. It has been approved for issue by the Company's Board of Directors on August 26, 2011.

This condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

This condensed consolidated interim financial information for the six months ended June 30, 2011 has been prepared in accordance with International Accounting Standards ("IAS") 34, 'Interim financial reporting'. It should be read in conjunction with the financial statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB").

As of June 30, 2011, the Group's current liabilities exceeded its current assets by approximately RMB16,531 million (December 31, 2010: RMB14,409 million). The Board of Directors of the Company has considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2011;

*

Unutilized banking facilities of approximately RMB45,971 million as of June 30, 2011, of which approximately RMB32,383 million are subject to renewal during the next 12 months from the date this condensed consolidated interim financial information was approved. In August 2011, the Company has received positive confirmation from one of the Company's major banks indicating its intention to renew the banking facilities upon their expiration in November 2011. The directors of the Company are confident that other banking facilities can also be renewed upon expiration based on their past experience and good credit standing;

*

A planned private placement of A shares expected to raise not more than RMB9 billion in 2011. On August 15, 2011, the application for the placement is conditionally approved by the China Securities Regulation Committee; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the capital markets to take advantage of low interest rates by issuing medium to long-term debts.

After making enquiries, the Board of Directors of the Company believe that the Group has adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date this financial information was approved. The Board of Directors of the Company therefore continues to adopt the going concern basis in preparing this condensed consolidated interim financial information.

(b)	Significant accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2010, as described in those annual financial statements.

(i)	The following new standard and amendment to standard are mandatory for the first time for the financial year beginning January 1, 2011

*

Amendment to IAS 34 'Interim financial reporting' is effective for annual periods beginning on or after January 1, 2011. It emphasizes the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. The change in accounting policy only results in additional disclosures.

*

Amendments to IAS 1, 'Presentation of financial statements'. The amendment was as a result of the May 2010 Improvements which is effective for financial year beginning January 1, 2011. The amendment confirms that entities may present either in the statement of changes in equity or within the notes, an analysis of the components of other comprehensive income by item. The adoption of amendments to IAS 1 did not result any significant impact to the Group.

*

Amendments to IFRS 7, 'Financial instruments: disclosures'. The amendments were as a result of the May 2010 Improvements which is effective for financial year beginning January 1, 2011 and amendments on disclosure requirements of transfers of financial assets released in October 2010 which is effective for financial year beginning July 1, 2011, respectively. The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The amendments on transfers of financial assets clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Group. The adoption of amendments to IFRS 7 did not result any significant impact to the Group.

(ii)	The following new standards and amendments to standards have been issued but are not effective for the financial year beginning January 1, 2011 and have not been early adopted

*

IFRS 9 'Financial instruments' addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until January 1, 2013 but is available for early adoption. On the basis of financial assets and liabilities it has as of June 30, 2011, it is likely that the adoption will affect the Group's accounting for its financial assets. The Group will adopt IFRS 9 from January 1, 2013.

*

Amendment to IFRS 7 'Disclosures - Transfers of financial assets' introduces new disclosure requirement on transfers of financial assets. Disclosure is required by class of asset of the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity's balance sheet. The gain or loss on the transferred assets and any retained interest in those assets must be given. In addition, other disclosures must enable users to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The disclosures must be presented by type of ongoing involvement. For example, the retained exposure could be presented by type of financial instrument (such as guarantees, call or put options), or by type of transfer (such as factoring of receivables, securitizations or securities lending). The amendment is applicable to annual periods beginning on or after July 1, 2011 with early adoption permitted. The Group will adopt amendment to IFRS 7 from January 1, 2012.

*

Amendment to IAS 1 'Presentation of financial statements' changes the disclosure of items presented in other comprehensive income in the statement of comprehensive income. The amendment requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The title used by IAS 1 for the statement of comprehensive income has changed to 'statement of profit or loss and other comprehensive income'. However IAS 1 still permits entities to use other titles. The amendment is applicable to annual periods beginning on or after July 1, 2012 with early adoption permitted. The Group will adopt amendment to IAS 1 from January 1, 2013.

*

IFRS 10 'Consolidated financial statements' replaces all of the guidance on control and consolidation in IAS 27, 'Consolidated and separate financial statements', and SIC-12, 'Consolidation - special purpose entities'. IAS 27 is renamed 'Separate financial statements', and it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 10 from January 1, 2013.

*

IFRS 11 'Joint arrangements' changes the definitions to reduce the types of joint arrangements to two, joint operations and joint ventures. The jointly controlled assets classification in IAS 31, 'Interests in Joint Ventures', has been merged into joint operations, as both types of arrangements generally result in the same accounting outcome. The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 11 from January 1, 2013.

*

IFRS 12 'Disclosure of interests in other entities' sets out the required disclosures for entities reporting under the two new standards, IFRS 10, 'Consolidated financial statements', and IFRS 11,'Joint arrangements'. It replaces the disclosure requirements currently found in IAS 28, 'Investments in associates'. The existing guidance and disclosure requirements for separate financial statements are unchanged under IAS 27 (as amended in 2011). The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 12 from January 1, 2013.

*

IFRS 13 'Fair value measurements' explains how to measure fair value and aims to enhance fair value disclosures. It does not say when to measure fair value or require additional fair value measurements. It does not apply to transactions within the scope of IFRS 2, 'Share-based payment', or IAS 17, 'Leases', or to certain other measurements that are required by other standards and are similar to, but are not, fair value (for example, value in use in IAS 36, 'Impairment of assets'). The standard is applicable to annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group will adopt IFRS 13 from January 1, 2013.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group expects the adoption of the above revised standards, amendments and interpretations will not result in a significant impact to the Group's financial statements other than additional disclosures.

3.	ESTIMATES

The preparation of interim financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2010.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The condensed consolidated interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2010.

There have been no changes in the risk management department since year end or in any risk management policies. Compared to year end, there was no material change in the status of market risk and credit risk.

(b)	Fair value estimation

Below is a summary of analysis on financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

*	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

*	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2); and

*	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

As of June 30, 2011, all available-for-sale financial assets of the Group are measured at Level 3 fair value (December 31, 2010: level 3); except for financial assets and financial liabilities at fair value through profit or loss amounting to RMB7 million and RMB7 million respectively (December 31, 2010: financial assets: RMB17 million, financial liabilities: nil), are measured at Level 2 fair value, all other financial assets and liabilities at fair value through profit or loss are measured at Level 1 (December 31, 2010: Level 1) fair value.

In 2011 there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities.

In 2011 there were no reclassifications of financial assets.

(c)	Liquidity risk

Compared to December 31, 2010, there was no material change in the contracted undiscounted cash outflows for financial liabilities, except for the net increase in short-term borrowings amounting to RMB15,318 million which were primarily issued for working capital and to replace the short-term bonds and medium-term notes with total face value of RMB10 billion that has been expired but not renewed as of June 30, 2011; and the addition and the repayment of long-term borrowings amounted to RMB1,693 million and RMB3,561 million, respectively.

As of June 30, 2011, the Group had total banking facilities of approximately RMB100,576 million (December 31, 2010: RMB96,706 million) of which amounts totaling RMB54,605 million have been utilized as of June 30, 2011 (December 31, 2010: RMB46,699 million). Banking facilities of approximately RMB74,050 million will be subject to renewals in 2011 or within the next 12 months from the date of this interim financial information is approved. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of June 30, 2011, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD117 million (equivalent to RMB757 million) (December 31, 2010: USD107 million (equivalent to RMB709 million)) of which USD1 million (equivalent to RMB6 million) (December 31, 2010: USD15 million (equivalent to RMB99 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

5.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the period is as follows:

For the six months
ended June 30,
	2011	2010

Sales of goods (net of value-added tax)	64,625,179	58,690,417
Other revenue	1,344,570	1,088,052

	65,969,749	59,778,469

Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this condensed consolidated interim financial information. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

In July 2010, as result of the implementation of the Group's operational structural adjustment exercise, the Group's trading business was established as a new operating segment. In addition, the Group also redesigned its internal reports periodically reviewed by the Executive Committee in order to better align with the Group's operational structure. As a result of these changes, the Executive Committee considers the business from a product perspective comprising alumina, primary aluminum, aluminum fabrication for the Group's manufacturing business, and trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments also include corporate and other services which cover other operating activities of the Group including research and development. Accordingly, comparative information for the six months ended June 30, 2010 has been reclassified to conform to 2011 presentation.

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products, aluminum alloy and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacture plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Segment assets mainly exclude prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the current income tax liabilities and deferred income tax liabilities. All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the six months ended June 30, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	15,057,518	27,698,845	5,870,036	47,938,339	80,558	(30,675,547)	65,969,749
Inter-segment revenue	(13,629,133)	(12,572,208)	(217,567)	(4,256,040)	(599)	30,675,547	-

Sales of self-produced products	17,924,025
Sales of products sourced from	25,758,274
external suppliers
Revenue from external
customers	1,428,385	15,126,637	5,652,469	43,682,299	79,959	-	65,969,749

Segment profit/(loss)	364,381	591,805	(46,385)	400,677	(481,390)	1,923	831,011
Income tax expense							(139,180)

Profit for the period							691,831

For the six months ended June 30, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Other items:
Finance income	10,397	12,417	3,333	8,840	24,032	-	59,019
Finance costs	(311,374)	(634,741)	(185,772)	(49,168)	(369,500)	-	(1,550,555)
Share of profit of jointly controlled entities	-	-	-	-	67,373	-	67,373
Share of profit of associates	-	255,122	1,892	-	5,450	-	262,464
Amortization of land use
rights and leasehold land	(13,421)	(11,115)	(3,746)	(8)	(1,119)	-	(29,409)
Depreciation and amortization	(1,341,529)	(1,404,236)	(167,184)	(1,651)	(51,079)	-	(2,965,679)
Gain/(loss) on disposal of property,
plant and equipment	1,707	9,863	(4)	-	(461)	-	11,105

Provision for impairment of property,
plant and equipment	(275,225)	-	-	-	-	-	(275,225)
Reversal of impairment of inventories	3,021	7,223	4,213	-	-	-	14,457
Reversal of/(provision for)
impairment of receivables,
net of bad debts recovered	19,416	(32)	(2,462)	-	2,749	-	19,671

Additions to non-current assets
during the period
Intangible assets	217,082	4,857	8,952	-	712,927	-	943,818
Land use rights	136,428	79	-	-	-	-	136,507
Property, plant and equipment	1,550,660	1,589,310	431,720	1,260	38,558	-	3,611,508

For the six months ended June 30, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	13,310,781	26,786,133	4,729,370	45,776,378	191,947	(31,016,140)	59,778,469
Inter-segment revenue	(12,483,464)	(14,164,700)	(121,468)	(4,246,508)	-	31,016,140	-

Revenue from external customers	827,317	12,621,433	4,607,902	41,529,870	191,947	-	59,778,469

Segment profit/(loss)	687,887	653,698	(303,545)	94,350	(203,242)	18,721	947,869
Income tax expense							(148,897)

Profit for the period							798,972

For the six months ended June 30, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Other items:
Finance income	5,870	9,795	2,787	5,548	18,337	-	42,337
Finance costs	(261,713)	(654,039)	(166,273)	(60,921)	(178,236)	-	(1,321,182)
Share of profit of jointly controlled entities	-	-	-	-	160,542	-	160,542
Share of profit of associates	-	102,628	-	-	6,848	-	109,476
Amortization of land use
rights and leasehold land	(14,341)	(10,153)	(3,789)	-	(1,434)	-	(29,717)
Depreciation and amortization	(1,453,461)	(1,691,080)	(192,781)	(1,577)	(53,097)	-	(3,391,996)
(Loss)/gain on disposal of property,
plant and equipment	(5,897)	1,752	(46)	-	-	-	(4,191)
Provision for impairment
of inventories	(20,727)	(83,799)	(61,371)	(131,590)	-	-	(297,487)
(Provision for)/reversal of impairment
of receivables, net of
bad debts recovered	(317)	(872)	4	-	(4,800)	-	(5,985)

Additions to non-current assets
during the period
Intangible assets	32,711	5,289	444	-	7,591	-	46,035
Land use rights	26,881	110,526	15,840	-	-	-	153,247
Property, plant and equipment	2,359,610	839,681	537,722	-	7,523	-	3,744,536

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of June 30, 2011:
Segment assets	57,657,703	56,395,178	16,202,556	10,388,862	25,112,529	(19,642,127)	146,114,701
Unallocated:
Deferred income tax assets							1,391,376
Prepaid income tax							320,946

Total assets							147,827,023

Segment liabilities	29,079,663	31,315,906	12,165,199	8,623,980	14,163,066	(5,478,006)	89,869,808
Unallocated:
Current income tax liabilities							27,364

Total liabilities							89,897,172

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of December 31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income tax liabilities							95,708

Total liabilities							84,135,184

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the six months
ended June 30,
	2011	2010

Segment revenue from external customers
- The PRC	65,967,241	59,776,274
- Other countries	2,508	2,195

	65,969,749	59,778,469

As of
	June 30, 2011	December 31, 2010

Non-current assets (excluding financial assets and deferred income tax assets)
- The PRC	100,824,899	98,112,058
- Other countries	109,979	429,775

	100,934,878	98,541,833

For the six months ended June 30, 2011, revenues of approximately RMB17,057 million (2010: RMB15,746 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

6.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Property,
Intangible assets	plant and
equipment
			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Net book amount as of January 1, 2011	2,362,735	530,396	-	140,744	3,033,875	90,778,672
Additions	-	91,958	429,465	13,874	535,297	3,611,508
Acquisition of assets (Note (a))	-	-	408,521	-	408,521	-
Disposals	-	-	-	-	-	(12,931)
Amortization and depreciation	-	(24,390)	-	(14,775)	(39,165)	(2,771,445)
Write-off/provision for impairment (Note (b))	-	-	-	-	-	(339,215)
Currency translation differences	-	-	-	-	-	(12,469)

Net book amount as of June 30, 2011	2,362,735	597,964	837,986	139,843	3,938,528	91,254,120

Property,
plant and
Intangible assets	equipment

			Computer
		Mining	software
	Goodwill	rights	and others	Total

Net book amount as of January 1, 2010	2,362,735	578,906	107,834	3,049,475	89,661,081
Additions	-	32,711	13,324	46,035	3,744,536
Disposals	-	-	-	-	(218,349)
Transferred to non-current assets held for sale	-	-	-	-	(799,794)
Amortization and depreciation	-	(22,450)	(10,427)	(32,877)	(3,117,547)
Currency translation differences	-	(4,538)	-	(4,538)	-

Net book amount as of June 30, 2010	2,362,735	584,629	110,731	3,058,095	89,269,927

Notes:

(a)

In March, 2011, the Company entered into an investment agreement with Tangshan Jiahua Industrial Co., Ltd. (), a limited company incorporated in the PRC, to acquire 70% equity interest in Gansu Huayang Mining Development Company Limited () ("Huayang Mining"), a limited company incorporated in the PRC by way of capital injection amounting to RMB965 million. At the acquisition date, Huayang Mining is still in pre-development stage and has no meaningful operation, and the assets acquired represent cash and cash equivalents and mineral exploration rights amounting to RMB55 million and RMB409 million, respectively. The operation of Huayang Mining does not constitute a business as defined under IFRS 3 (Revised), "Business Combinations". Accordingly, the transaction is accounted for as a purchase of assets. As of June 30, 2011, the Company has contributed into Huayang Mining a total RMB50 million. Therefore, of the total assets acquired, RMB414 million is attributable to non-controlling interest.

(b)

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion in ways to continue development of the Aurukun Project. On December 3, 2010, Queensland State Government had offered to the Company a revised development agreement which allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement projects. In June 2011, the Queensland State Government withdrew the aforementioned offer and informed the Company a public bidding process on the Aurukun Project will be commenced.

(b)

As of June 30, 2011, total expenditure capitalized in 'property, plant and equipment' pertaining to the Aurukun Project amounting to RMB747 million (December 31, 2010: RMB733 million), of which RMB388 million pertaining to the refinery plant had been fully provided for at December 31, 2010. In connection with the aforementioned withdrawal of the offer by the Queensland State Government, a government subsidy in relation to the Aurukun Project amounting to RMB64 million (December 31, 2010: nil) was released from deferred revenue and set off against the carrying value of related assets as there is no further performance obligations required. Thereafter, an impairment charge of RMB273 million was recognized in the statement of comprehensive income for the six months ended June 30, 2011.

7.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

Movements in investments in jointly controlled entities and associates are as follows:

	Jointly
	controlled
	entities	Associates

As of January 1, 2011	990,568	1,212,608
Additions (Notes (a) and (b))	48,890	457,500
Share of profit for the period	67,373	262,464
Share of change in reserves	-	13,877
Cash dividends declared	(100,642)	-

As of June 30, 2011	1,006,189	1,946,449

Notes:

(a)	Jointly controlled entities

In January 2011, the Company injected cash amounting to RMB49 million as capital contribution to Shanxi Jiexiu Xinyugou Coal Co., Ltd. () ("Jiexiu Coal"), a PRC limited liability company, for a 24.445% equity interest. Jiexiu Coal is jointly controlled by the Company, Shanxi Province Jiexiu Luxin Coal Gas Co., Ltd
() and other investors who own the remaining equity interest. The principal activity of Jiexiu Coal is coal production in Shanxi Province of the PRC.

In April 2011, the Company and Sapa AB, a Swedish limited liability company, jointly established Sapa Chalco Aluminum Products (Chongqing) Co., Ltd.
() ("Chalco Sapa"). Chalco Sapa is a PRC limited liability company and its principal activity is production of special aluminum. As of June 30, 2011, the Company has not injected any capital and is committed to inject cash amounting to RMB140 million and holds 50% equity interest in Chalco Sapa (Note 18(c)).

(b)	Associates

In March 2011, the Company, Qinghai Province Investment Group Co., Ltd. (), a PRC limited liability company, and other six investors jointly established Qinghai Province Energy Development (Group) Co., Ltd. () ("Qinghai Energy"). Qinghai Energy is a PRC limited liability company and its principal activity is coal production in Qinghai Province of the PRC. As of June 30, 2011, the Company has injected cash amounting to RMB377.5 million and holds 21% equity interest in Qinghai Energy (Note 18(c)).

In June 2011, the Company, Guiyang Industrial Investment (Group) Co., Ltd () and Shanghai Enyuan Industry Co., Ltd.
(), two other PRC limited liability companies, jointly established Guizhou Chalco Aluminum Co., Ltd () ("Guizhou Chalco"). Guizhou Chalco is a PRC limited liability company and its principal activity is aluminum fabrication. As of June 30, 2011, the Company has injected cash amounting to RMB35 million and property, plant and equipment amounting to RMB45 million and holds 40% equity interest in Guizhou Chalco (Note 18(c)).

The Group's shares of interests in its jointly controlled entities and associates are as follows:

Jointly controlled entities	Associates
As of	As of
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Assets	3,299,845	2,787,528	2,604,745	1,761,469
Liabilities	(2,277,853)	(1,796,960)	(677,852)	(548,861)

For the six months ended June 30,	For the six months ended June 30,
June 30,	June 30,
	2011	2010	2011	2010

Revenue	778,327	727,623	899,437	139,148
Profit for the period	67,373	160,542	262,464	109,476

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

8.	TRADE AND NOTES RECEIVABLE

As of
	June 30, 2011	December 31, 2010

Trade receivables	2,076,484	1,689,469
Less: provision for impairment of receivables	(383,089)	(401,066)

	1,693,395	1,288,403
Notes receivable	2,348,103	1,981,570

	4,041,498	3,269,973

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period of 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Aluminum Corporation of China
() ("Chinalco") are receivable on demand. As of June 30, 2011, the ageing analysis of trade and notes receivable is as follows:

As of
	June 30, 2011	December 31, 2010

Within 1 year	3,920,689	3,148,858
Between 1 and 2 years	56,441	33,477
Between 2 and 3 years	20,783	54,716
Over 3 years	426,674	433,988

	4,424,587	3,671,039

9.	BORROWINGS

As of
	June 30, 2011	December 31, 2010

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note (f))	508,219	705,405
- Guaranteed (Note (e))	2,394,511	2,883,313
- Unsecured	19,300,938	20,483,474

	22,203,668	24,072,192

Medium-term notes and long-term bonds (Note (b))
- Guaranteed (Note (e))	1,987,208	1,986,133
- Unsecured	6,940,570	11,923,820

	8,927,778	13,909,953

Total long-term borrowings	31,131,446	37,982,145
Current portion of long-term borrowings	(3,896,725)	(10,258,278)

Non-current portion of long term-borrowings	27,234,721	27,723,867

Short-term borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	370,000	215,000
- Guaranteed (Note (e))	1,105,000	1,225,000
- Unsecured	34,433,075	19,149,680

	35,908,075	20,589,680
Short-term bonds, unsecured (Note (d))	5,433,034	10,871,911
Current portion of long-term borrowings	3,896,725	10,258,278

Total short-term borrowings and current portion
of long-term borrowings	45,237,834	41,719,869

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans are set out below:

Bank and other financial
institution loans	Other loans

	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010

Within 1 year	3,888,622	5,252,402	8,103	12,126
Between 1 and 2 years	4,813,503	3,612,382	12,086	12,126
Between 2 and 5 years	9,905,686	11,420,768	36,259	36,377
Over 5 years	3,494,161	3,673,783	45,248	52,228

	22,101,972	23,959,335	101,696	112,857

(ii)	Other loans were provided by local bureaus of Ministry of Finance to the Group.

(iii)	The weighted average annual interest rates of long-term bank and other loans for the six months ended June 30, 2011 and 2010 are 5.45% and 5.36%, respectively.

(b)	Long-term bonds and medium-term notes

As of June 30, 2011, outstanding long-term bonds and medium-term notes are summarized as follows:

As of

	Face value/maturity	Effective interest rate	June 30, 2011	December 31, 2010

2007 long-term bonds	2,000,000/2017	4.64%	1,987,208	1,986,133
2008 medium-term notes	5,000,000/2011	5.62%	-	4,993,750
2008 medium-term notes	5,000,000/2013	4.92%	4,965,000	4,957,500
2010 medium-term notes	1,000,000/2015	4.34%	987,881	986,381
2010 medium-term notes	1,000,000/2015	4.20%	987,689	986,189

			8,927,778	13,909,953

Long-term bonds and medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing, respectively.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by stated-owned companies to the Group.

The weighted average annual interest rates of short-term bank and other loans for the six months ended June 30, 2011 and 2010 are 5.30% and 4.51%, respectively.

(d)	Short-term bonds

As of June 30, 2011, outstanding short-term bonds are summarized as follows:

As of

	Face value/maturity	Effective interest rate	June 30, 2011	December 31, 2010

2010 short-term bonds	5,000,000/2011	3.04%	-	5,101,634
2010 short-term bonds	5,000,000/2011	3.17%	-	5,070,277
2010 short-term bonds	300,000/2011	3.70%	-	300,000
2010 short-term bonds	400,000/2011	3.82%	412,613	400,000
2011 short-term bonds (Note)	5,000,000/2012	4.64%	5,020,421	-

			5,433,034	10,871,911

All the above short-term bonds were issued for working capital.

Note:

In May 2011, the Company issued short-term bonds with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with 1-year terms for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.33% and 4.64%, respectively.

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees are set out as follows:

As of
Guarantors	June 30, 2011	December 31, 2010

Long-term bonds
Bank of Communications ()	1,987,208	1,986,133

Long-term loans
Chinalco	1,514,699	1,581,301
Luoyang Economic Investment Co., Ltd. () (Note (ii))	58,620	98,832
Lanzhou Aluminum Factory () (Note (i))	31,600	36,200
Yichuan Power Industrial Group Company () (Note (ii))	41,823	58,595
Luoyang Longquan Aluminum Products Co., Ltd. () (Note (ii))	51,300	51,300
China Nonferrous Metals Processing Technology () (Note (iii))	26,469	37,085
The Company	670,000	1,020,000

	2,394,511	2,883,313

Short-term loans
Chinalco	1,105,000	1,225,000

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	Guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	Guarantors are non-controlling shareholders of a subsidiary of the Company.

(iii)	Guarantor is a subsidiary of Chinalco.

(f)	Securities for long-term and short-term borrowings

The Group has pledged various assets as collateral against certain secured borrowings. As of June 30, 2011, a summary of these pledged assets is as follows:

As of
	June 30, 2011	December 31, 2010

Property, plant and equipment	1,263,501	1,116,883
Land use rights	124,759	126,153
Inventories	50,000	45,000
Trade and notes receivable	-	55,000

	1,438,260	1,343,036

10.	TRADE AND NOTES PAYABLE

As of
	June 30, 2011	December 31, 2010

Trade payables	6,098,673	4,339,300
Notes payable	3,434,636	2,037,042

	9,533,309	6,376,342

As of June 30, 2011, the ageing analysis of trade and notes payable is as follows:

As of
	June 30, 2011	December 31, 2010

Within 1 year	9,147,555	6,152,987
Between 1 and 2 years	235,768	68,421
Between 2 and 3 years	103,199	117,265
Over 3 years	46,787	37,669

	9,533,309	6,376,342

11.	SELLING AND DISTRIBUTION EXPENSES

For the six months ended June 30,
	2011	2010

Transportation and loading expenses	504,220	550,709
Packaging expenses	103,991	86,151
Port expenses	32,282	34,466
Employee benefit expenses	22,696	17,981
Sales commissions and other handling fees	7,071	5,969
Warehouse and other storage fees	9,877	12,767
Marketing and advertising expenses	6,384	6,368
Others	74,986	73,671

	761,507	788,082

12.	GENERAL AND ADMINISTRATIVE EXPENSES

For the six months ended June 30,
	2011	2010

Employee benefit expenses	395,685	409,010
Taxes other than income tax expense (Note)	309,818	307,809
Depreciation of non-production property, plant and equipment	79,045	120,629
Amortization of land use rights and leasehold land	29,464	29,717
Operating lease rental expenses	63,793	76,434
Traveling and entertainment	76,573	60,401
Utilities and office supplies	41,245	41,104
Pollutants discharge fees	20,047	17,891
Repairs and maintenance	21,798	21,111
Insurance expense	40,881	42,025
Legal and other professional fees	24,123	19,836
Others	152,465	194,907

	1,254,937	1,340,874

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

13.	OTHER INCOME AND OTHER GAINS, NET

(a)	Other income

For the six months ended June 30, 2011, other income represented government grants amounting to RMB20 million (2010: RMB67 million) which were mainly in relation to improvement projects for property, plant and equipment.

(b)	Other gains, net

For the six months ended June 30,
	2011	2010

Realized gain on future, forward and option contacts, net	51,868	240,840
Unrealized gain on future, forward and option contacts, net	23,057	92,603
Gain/(Loss) on disposal of property, plant and equipment, net	11,105	(4,191)
Others	17,145	1,368

	103,175	330,620

14.	FINANCE COSTS, NET

For the six months ended June 30,
	2011	2010

Finance income - interest income from banks	(59,019)	(42,337)

Interest expense	1,909,713	1,641,630
Interest expense capitalized in property, plant and equipment	(355,279)	(322,343)
Exchange (gains)/losses, net	(3,879)	1,895

Finance costs	1,550,555	1,321,182

Finance costs, net	1,491,536	1,278,845

Capitalization rate during the period	4.59% - 6.20%	4.24% - 6.11%

15.	INCOME TAX EXPENSE

For the six months ended June 30,
	2011	2010

Current income tax expense:
- PRC enterprise income tax	119,775	183,609
Deferred income tax	19,405	(34,712)

	139,180	148,897

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual income tax rate used for the six months ended June 30, 2011 is 16.7% (2010: 15.7%).

16.	EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the period.

For the six months ended June 30,
	2011	2010

Profit attributable to equity holders of the Company (RMB)	412,580,000	530,595,000
Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings per share (RMB)	0.031	0.039

(b)	Diluted

Diluted earnings per share for the six months ended June 30, 2011 and 2010 are the same as the basic earnings per share as there is no potential dilutive share.

17.	DIVIDENDS

The Company will not distribute an interim dividend for the six months ended June 30, 2011 (2010: nil).

18.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

As of
	June 30, 2011	December 31, 2010

Contracted but not provided for	3,621,377	4,611,998
Authorized but not contracted for	26,018,811	28,875,235

	29,640,188	33,487,233

(b)	Commitments under operating leases

Pursuant to non-cancellable operating lease agreements entered into by the Group, the future aggregate minimum lease payments as of June 30, 2011 are summarized as follows:

As of
	June 30, 2011	December 31, 2010

Not later than one year	665,582	626,204
Later than one year and not later than five years	2,653,583	2,484,490
Later than five years	19,406,211	19,052,618

	22,725,376	22,163,312

(c)	Other capital commitments

As of June 30, 2011, the Company is committed to make capital contribution to its subsidiaries, jointly controlled entities and associates as follows:

As of
	June 30, 2011	December 31, 2010

Subsidiaries (Note 6(a))	1,068,112	133,807
Jointly controlled entities	140,000	-
Associates	425,500	128,000

	1,633,612	261,807

19.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information and transactions disclosed elsewhere in the condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a)	Significant related party transactions

For the six months ended June 30,
	2011	2010

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	3,424,228	3,332,419
Associates of Chinalco	5,737	18,541
Non-controlling shareholder of a subsidiary and its subsidiaries	2,446,521	2,303,471

	5,876,486	5,654,431

Provision of utility services to:
Chinalco and its subsidiaries	163,877	174,389
Associates of Chinalco	4,478	3,870
Non-controlling shareholder of a subsidiary and its subsidiaries	5,566	-

	173,921	178,259

For the six months ended June 30,
	2011	2010

Purchase of goods and services:

Purchase of engineering, construction
and supervisory services from:
Chinalco and its subsidiaries	1,112,428	1,637,733
Non-controlling shareholder of a subsidiary and its subsidiaries	20,305	4,377

	1,132,733	1,642,110

Purchases of key and auxiliary materials
and finished goods from:
Chinalco and its subsidiaries	751,114	3,461,878
Associates of Chinalco	73,130	130,099
Jointly controlled entities	750,101	725,083
Associates	39	-
Non-controlling shareholder of a subsidiary and its subsidiaries	978,362	1,408,588

	2,552,746	5,725,648

For the six months ended June 30,
	2011	2010

Provision of social services and
logistics services by:
Chinalco and its subsidiaries	138,087	178,837
Non-controlling shareholder of a subsidiary and its subsidiaries	388	2,256

	138,475	181,093

Provision of utilities services by:
Chinalco and its subsidiaries	94,878	81,475
Associates of Chinalco	3,448	1,836
Non-controlling shareholder of a subsidiary and its subsidiaries	65,667	45,800

	163,993	129,111

Provision of products processing service by
Chinalco and its subsidiaries	123,612	64,224

Rental expenses for land use rights and buildings
charged by Chinalco and its subsidiaries	333,629	373,892

During the six months ended June 30, 2011, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of June 30, 2011 and the relevant interest earned or paid during the period are transacted with banks and other financial institutions controlled by the PRC government.

(b)	Key management personnel compensation

For the six months ended June 30,
	2011	2010

Fees	388	480
Basic salaries, housing fund, other allowances and benefits in kind	1,414	1,332
Pension costs - defined contribution schemes	104	94

	1,906	1,906

20.	CONTINGENT LIABILITIES

As of June 30, 2011, the Group does not have significant contingent liability.

21.	SIGNIFICANT SUBSEQUENT EVENTS

In addition to the subsequent events disclosed elsewhere in this interim financial information, there are the following significant subsequent events:

(a)

In July 2011, the Company issued short-term bonds with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) matured in 2012 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.06%.

(b)

In August 2011, Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. (), a subsidiary of the Company, issued corporate bonds with a total face value of RMB800 million at par (face value of RMB100.00 per unit) matured in 2016 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 6.70%.

(c)

On July 26, 2011, the Company' subsidiary, China Aluminum International Trading Co., Ltd. () ("Chalco Trading"), entered into a long-term purchase agreement with Erdenes Tavan Tolgoi JSC ("Erdenes TT"), a subsidiary of Erdenes MGL LLC incorporated in Mongolian People's Republic ("Mongolia"), to purchase substantially all coal produced from Erdenes TT's east region of Tavan Tolgoi mine in Mongolia. Pursuant to the terms of the agreement, Chalco Trading is required to make a prepayment by instalment to Erdenses TT totalling to USD250 million by mid November 2011.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
26 August 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary